EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

August 21, 2013	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES CHANGE IN DIRECTORS

Emgold Mining Corporation (EMR: TSX-V) ("Emgold" or the "Company") announces that Mr. Sargent Berner has resigned as a Director of the Company for personal reasons. Management would like to thank Mr. Berner for his work and long time support of the Company over the years, including his role as Chairman of the Board of Directors.

Emgold is pleased to announce the appointment of Allen Leschert as a Director. Allen is a senior member of the securities bar in Vancouver B.C. with over 25 years of experience with public mining and exploration companies. He has pioneered a number of unique public company financing and transaction structures and has handled numerous public mining transactions, listings, joint ventures, financings, corporate takeovers, mergers and acquisitions in Canada and internationally. He is President of Armex Mining Corp. (a private B.C. based company) and is CEO and Chairman of the Board of Northaven Resources Corp. (a public B.C. based company). He holds and LLB from the University of Victoria and a B.Com (with distinction) from the University of Alberta.

About Emgold Mining Corporation

Emgold is a junior gold exploration and project development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East and West and Koegel Rawhide gold properties in Nevada, and the Stewart and Rozan poly-metallic properties in British Columbia.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com, www.edgar.com or the Company's website at www.emgold.com.